Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER ENDING SEPTEMBER 30, 2010

TABLE OF CONTENTS

1	Introduction	3
2	Core Business and Strategy	3
3	Highlights of Q3 2010	3
3.1.	Financial	3
3.2.	Operational	4
3.3.	Business Development	4
4	Q3 Operating Performance	4
5	Q3 Financial Results	9
6	2010 Operating Outlook	11
7	Liquidity and Capital Resources	12
8	Investments and Investment Income	13
9	Financial Instruments	13
10	Contractual Commitments & Contingencies	13
11	General and Administration	14
12	Exploration and Project Development	14
13	Non-GAAP Measures	14
14	Risks and Uncertainties	15
15	Critical Accounting Policies and Estimates	16
16	Future Adoption of International Financial Reporting Standards	16
17	Subsequent Events	18
18	Controls and Procedures	18

Management’s Discussion and Analysis of Financial Condition and Results of Operations: Third Quarter 2010

November 8, 2010

1.	Introduction

The Management's Discussion and Analysis (“MD&A”) focuses on significant factors that affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and such factors that may affect future performance.  The MD&A for the third quarter ended September 30, 2010 (“Q3 2010”), and 2009 (“Q3 2009”), should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended September 30, 2010 and September 30, 2009 and the related notes contained therein, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2009, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F. All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

2.	Core Business and Strategy

Pan American was founded in 1994 with the mission of being the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and silver reserves, thereby providing investors with the best investment vehicle to gain real exposure to silver prices in a socially and environmentally responsible manner.  To achieve this objective, the Company engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates seven silver mines and a stockpile operation located in Peru, Mexico, Argentina and Bolivia and is the second-largest primary silver producer in the world.  Pan American has grown its silver production for 15 consecutive years and today employs approximately 7,000 people.

3.	Highlights of Q3 2010

3.1.              Financial

•	Mine operating earnings increased to a record $60.6 million in Q3 2010, a 75% increase compared to Q3 2009.
•	Net Income was $28.8 million, a 66% increase compared to Q3 2009.
•	Basic earnings per share were $0.27 compared to $0.20 for the corresponding period in 2009.
•	Sales increased by 36% to a record $161.3 million compared to Q3 2009, mainly due to increased quantities of silver sold and higher realized metal prices.
•	Working capital strengthened to $360.5 million by the end of Q3 2010, an increase of $38.5 million from June 30, 2010.
•	Cash flow from operations, before working capital changes, was $50.7 million, a 17% increase from the $43.3 million generated in the comparable quarter last year.
•
Pan American Silver paid $2.7 million in dividends to its shareholders.  This was the Company’s second semi-annual cash dividend of $0.025 per common share to its shareholders of record as of the close of business on August 23, 2010.

3.2.              Operational

•
Based on the year-to-date silver production, management continues to expect to meet or improve upon our forecasted 2010 silver production of 23.4 million ounces at cash costs of approximately $5.90 per ounce of silver, net of by-product credits.

•	Silver production was 6.2 million ounces, slightly lower than the 6.4 million ounces produced in Q3 2009.
•	Cash costs in Q3 2010 were $6.08 per ounce compared to $4.91 per ounce in Q3 2009.
•	Alamo Dorado continued to be the Company’s largest silver producer with silver production of 1.8 million ounces.

3.3.              Business Development

•
The Navidad project continued to make good progress.  Metallurgical testing on samples continued as a critical path item for the preparation of a preliminary economic assessment (expected to be completed during the fourth quarter of 2010) and a feasibility study.

•
Infill and exploration drilling activities continued at La Preciosa, together with other activities required for the completion of a preliminary economic assessment (PEA) during the fourth quarter of 2010.

4.	Q3 Operating Performance

Metal Production

The following table reflects the consolidated metal production achieved in each period under review.

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Silver – ounces	6,228,004	6,352,778	18,618,129	17,050,812
Gold – ounces	21,277	28,017	70,306	74,080
Zinc – tonnes	10,811	11,214	32,594	32,355
Lead – tonnes	3,774	3,361	10,102	10,855
Copper – tonnes	1,226	1,849	3,960	4,865

Pan American’s 6.2 million ounces of silver production in Q3 2010 was slightly lower than the 6.4 million ounces of silver produced in Q3 2009.  Silver production decreased primarily due to lower silver grades and recoveries at the Peruvian operations.  These decreases in silver production were offset by an increase in production at Alamo Dorado due to higher milled tonnes and silver grades and at La Colorada due to higher milled tonnes and silver recoveries.  Silver production at Manantial Espejo was in line with the comparable period last year as increased throughput rates were offset by lower grades.

Production of gold decreased 24% over the comparable period of 2009 due mainly to reduced grades at Manantial Espejo. Higher zinc production at La Colorada and San Vicente’s new plant served to compensate for lower production at Huaron due to lower grades, and lower production at both Morococha and Quiruvilca due to lower tonnes milled.  Higher lead production at Huaron and La Colorada was due to higher throughput and higher grades at Morococha but was partially offset by lower production at Quiruvilca due to lower milled tonnes.  Copper production declined by 34% compared to Q3 2009 due primarily to lower grades.

Cash Costs per Ounce of Silver

Consolidated cash costs for Q3 2010 were $6.08 compared to $4.91 per ounce for the corresponding period of 2009.  The most significant factor behind this 24% increase in cash costs was an increase in direct operating costs primarily due to increased underground development advances, royalties and treatment charges while by-product credits remained steady as lower by-product production was offset by higher metal prices.

Consolidated cash costs for the first nine months of 2010 were $5.41 per ounce compared to $5.57 per ounce for the corresponding period of 2009.  Cash costs were positively impacted by the higher metal prices received on the Company’s sales of by-product metals.

(1)
Cash cost per ounce - The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  For a better understanding of these measures, please refer to the detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on section 13 of the MD&A.

Operations Review

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Huaron Mine

Tonnes milled	190,217	178,833	508,446	521,973
Average silver grade – grams per tonne	175	201	174	206
Average zinc grade - percent	2.43%	2.56%	2.40%	2.45%
Average silver recovery – percent	76.8%	78.8%	78.2%	79.7%
Silver – ounces	823,457	910,027	2,223,751	2,752,534
Gold – ounces	395	285	949	960
Zinc – tonnes	2,734	2,913	7,396	8,354
Lead – tonnes	1,282	950	3,123	3,310
Copper – tonnes	360	674	1,258	1,635

Cash cost per ounce (1)	$11.71	$10.35	$12.51	$9.72
Total cost per ounce (1)	$13.29	$11.74	$14.10	$11.06
(1)	Please refer to the above note

In Q3 2010, Huaron produced 0.8 million ounces of silver, 10% lower than Q3 2009.  Although there was an increase in the throughput rates in Q3 2010, this was offset by a decrease in both silver grades and silver recoveries.  Higher gold and lead grades and recoveries, together with the higher throughput rates resulted in increased production of those metals; however zinc and copper production was hampered by lower grades and recoveries.  The increased throughput rates are a result of the resumption of mining from the highly productive mechanized area of the mine.  The silver grades, although lower than last year, continued to increase as more ore was contributed by the higher grade 180 level during the quarter.

Cash costs per ounce in Q3 2010 were $11.71, up from $10.35 a year earlier.  The higher cash costs in Q3 2010 were primarily due to additional underground mine development costs and increases in ground support measures.  Offsetting these factors were higher by-product credits.

Capital expenditures during Q3 2010 of $1.6 million at the Huaron mine comprised mainly of plant screening upgrades, mine equipment replacements, mine developments, tailings dam improvements, ancillary facility upgrades and exploration.

Three months ended September 30		Nine months ended September 30
2010	2009	2010	2009

Morococha Mine*

Tonnes milled	160,695	168,674	468,039	469,802
Average silver grade – grams per tonne	154	157	154	157
Average zinc grade – percent	2.90%	3.10%	3.03%	2.92%
Average silver recovery – percent	87.1%	87.2%	87.0%	85.7%
Silver – ounces	692,513	741,487	2,011,501	2,028,782
Gold – ounces	700	339	1,706	970
Zinc – tones	3,987	4,223	12,148	12,443
Lead – tonnes	1,462	1,343	3,905	4,182
Copper – tonnes	372	557	1,134	1,561

Cash cost per ounce (1)	$4.20	$5.33	$4.20	$7.12
Total cost per ounce (1)	$6.85	$7.90	$6.87	$9.76

*Production and cost figures are for Pan American’s 92.2% share only.
(1)	Please refer to the above note

The Morococha mine produced 0.7 million ounces of silver during Q3 2010.  Quarterly silver production was 7% lower than the comparable period in 2009 as a result of lower throughput rates and silver grades.  Higher gold and lead grades outweighed the reduction in throughput resulting in higher production of those metals; however zinc and copper production was hampered by lower grades.
Total cash costs per ounce for Q3 2010 were $4.20, which compare favourably to $5.33 for the same quarter of 2009.  The decrease in cash costs was mainly due to higher by-product credits resulting from increased gold and lead production combined with better by-product metal prices offset by an increase in unit operating costs per tonne for Q3 2010 compared to Q3 2009.

Capital expenditures during Q3 2010 totalled $2.7 million at the Morococha mine and comprised mainly of mine development advances, mine and plant equipment replacements, improvements to camps, and development.

Three months ended September 30		Nine months ended September 30
2010	2009	2010	2009

Quiruvilca Mine
Tonnes milled	78,150	81,697	240,856	247,676
Average silver grade – grams per tonne	135	158	143	154
Average zinc grade – percent	3.48%	3.72%	3.52%	3.79%
Average silver recovery - percent	84.6%	86.7%	85.0%	86.2%
Silver – ounces	287,886	360,720	943,247	1,057,721
Gold – ounces	422	393	1,323	1,098
Zinc – tonnes	2,350	2,650	7,386	8,218
Lead – tonnes	675	754	2,165	2,447
Copper – tonnes	344	419	1,122	1,236

Cash cost per ounce (1)	$9.40	$7.69	$6.49	$9.47
Total cost per ounce (1)	$10.16	$8.29	$7.18	$10.08
(1)	Please refer to the above note

Silver production at the Quiruvilca mine in Q3 2010 was 0.3 million ounces, 20% lower than the same quarter last year.  This decrease in silver production was attributable to lower throughput rates combined with lower silver grades and silver recoveries.  The decrease in silver grades reflects the general trend of the remaining reserves containing higher zinc and lower silver values.

Cash costs for Q3 2010 were $9.40 per ounce, 22% higher than $7.69 per ounce a year ago. The higher cash costs primarily reflect the fact that all expenditures at Quiruvilca were expensed (including items that would normally have been capitalized if the operation were not being prepared for care and maintenance).  In Q3 2010, these expenditures were incurred primarily due to increased mine developments to extend mining with the higher metal prices.

Based on the improvement in the price environment for metals, our intention is to operate the Quiruvilca mine while still continuing to prepare for mine closure depending on metal prices.

Three months ended September 30		Nine months ended September 30
2010	2009	2010	2009

Pyrite Stockpiles
Tonnes sold	-	-	-	13,984
Average silver grade – grams per tonne	-	-	-	218
Silver – ounces	-	-	-	98,235

Cash cost per ounce (1)	$-	$-	$-	$3.78
Total cost per ounce (1)	$-	$-	$-	$3.78
(1)	Please refer to the above note

There was no production from the Pyrite Stockpile operation in Q3 2010 as a direct consequence of the closure of the La Oroya smelter, which was the only buyer of this material.

Three months ended September 30		Nine months ended September 30
2010	2009	2010	2009

Alamo Dorado Mine
Tonnes milled	439,988	393,858	1,261,409	1,238,313
Average silver grade – grams per tonne	143	125	152	117
Average gold grade – grams per tonne	0.36	0.42	0.38	0.40
Average silver recovery – percent	88.1%	88.8%	89.3%	88.5%
Silver – ounces	1,827,876	1,580,114	5,369,807	4,258,055
Gold – ounces	4,181	4,943	12,733	13,879
Copper - tonnes	24	82	65	201

Cash cost per ounce (1)	2.98	4.37	3.10	4.36
Total cost per ounce (1)	7.25	8.93	7.31	8.95
(1)	Please refer to the above note

Alamo Dorado continued to be the Company’s largest silver producer in Q3 2010, with silver production of 1.8 million ounces.  Silver production increased by 16% from Q3 2009 due to higher throughput rates and silver grades resulting from an extended dry season that provided an opportunity to access the higher grade portions of the Phase 1 pit before the annual rains prevent mining in this area.  Gold production at 4 thousand ounces in Q3 2010 was 15% lower than that in the comparable period of 2009 as a result of lower gold grades offset by increased throughput.

Cash costs for Q3 2010 were $2.98 per ounce, 32% lower than $4.37 per ounce a year ago, due to higher by-product credits resulting from increased gold prices and the benefits of higher tonnage on fixed costs.

Capital expenditures at Alamo Dorado during Q3 2010 totalled $0.2 million.

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
La Colorada Mine
Tonnes milled	86,377	84,210	258,202	241,456
Average silver grade – grams per tonne	371	377	371	375
Average silver recovery – percent	88.4%	86.2%	87.8%	86.4%
Silver – ounces	911,890	885,267	2,755,815	2,521,923
Gold – ounces	993	1,776	3,163	4,813
Zinc – tonnes	762	576	2,025	1,673
Lead – tonnes	355	314	908	917

Cash cost per ounce (1)	$8.67	$7.92	$8.84	$7.51
Total cost per ounce (1)	$9.86	$11.80	$9.93	$11.17
(1)	Please refer to the above note

Silver production at the La Colorada mine in Q3 2010 was 0.9 million ounces, a moderate increase of 3% compared to the same quarter last year.  This increase was due to higher throughput rates and improved silver recoveries as a result of benefits from previous investments in mine development, mine equipment purchases, ventilation and dewatering which are enabling higher productivities and efficiencies.  Despite the higher throughput rates in Q3 2010, lower gold grades lead to a decrease in gold production.

Cash costs increased by 10% to $8.67 per ounce, which was in line with management’s forecast.  The higher cash costs were anticipated due to the implications of mining deeper sulphide reserves and increased mine development for the increased throughput.  Overall unit operating costs per tonne have increased 28% for Q3 2010 compared to Q3 2009.

Capital expenditures at La Colorada during Q3 2010 totalled $2.1 million and comprised mainly of a tailings dam expansion, additional underground mine equipment purchases, sulphide plant equipment upgrades, and exploration works.

Three months ended September 30		Nine months ended September 30
2010	2009	2010	2009

Manantial Espejo Mine
Tonnes milled	174,458	169,609	528,534	444,800
Average silver grade – grams per tonne	198	214	198	219
Average gold grade – grams per tonne	2.79	3.91	3.01	3.85
Average silver recovery – percent	89.6%	88.0%	90.0%	87.5%
Average gold recovery – percent	94.2%	95.2%	94.5%	94.7%
Silver – ounces	1,007,949	1,005,904	2,955,869	2,776,360
Gold – ounces	14,585	20,280	50,432	52,359

Cash cost per ounce (1)	$3.65	$(3.11)	$0.08	$(1.18)
Total cost per ounce (1)	$12.29	$5.88	$8.67	$7.85
(1)	Please refer to the above note

Silver production at the Manantial Espejo mine in Q3 2010 was 1.0 million ounces, which was in-line with the production level during the same quarter last year as increased throughput rates were offset by lower grades.  Gold production decreased by 28% in Q3 2010 due to lower gold grades also reflecting the operation normalizing towards average reserve grades of the deposit, which is expected to be approximately 2.2 grams per tonne.

Cash costs per ounce increased from negative $3.11 in Q3 2009 to $3.65 in Q3 2010.  The main drivers to the increase in cash costs were maintenance and operation supply overruns, additional ore control costs, higher wages, and lower by-product gold credits.

Capital expenditures at Manantial Espejo during Q3 2010 totalled $2.2 million and consisted primarily of a tailings dam expansion, additional surface mine equipment purchases, and exploration works.

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

San Vicente Mine*
Tonnes milled	66,246	52,729	203,803	106,259
Average silver grade – grams per tonne	360	563	360	503
Average zinc grade	2.04%	2.18%	2.37%	2.17%
Average silver recovery	88.1%	90.8%	89.0%	90.4%
Silver – ounces	676,432	869,259	2,358,138	1,557,203
Zinc – tonnes	977	852	3,639	1,667
Copper – tonnes	126	117	380	232

Cash cost per ounce (1)	$8.99	$5.81	$7.96	$7.16
Total cost per ounce (1)	$13.21	$8.14	$11.69	$9.81

*Production and interest figures for Pan American’s 95% share only.
(1)	Please refer to the above note

Silver production at the San Vicente mine in Q3 2010 was 0.7 million ounces, 22% lower than the same quarter last year.  In comparison, both zinc and copper production levels were higher by 15% and 8% respectively compared to the same quarter last year.  Although throughput rates increased, lower silver grades and recoveries resulted in the decrease in silver production.   The lower silver grades realized are due to the stabilizing of the mine as it nears the average reserve grade of the deposit, which is expected to be approximately 390 grams per tonne.  The increases achieved in both zinc and copper production were a result of the increased throughput rates.

Cash costs at San Vicente were $8.99 per ounce, which was a 55% increase over the $5.81 per ounce in the comparable quarter last year.  The higher cash costs resulted from  the negative impact of fixed costs on lower silver production offset by higher zinc and copper by-product credits due to increased production and metal prices of both of these by-products.
Capital expenditures at San Vicente during Q3 2010 totalled $0.9 million.  This consisted mainly of additional mine equipment purchase, installation of a fuel farm, a tailings dam expansion, community investments, and development.

5.	Q3 Financial Results

For the three months and nine months ended September 30, 2010, the Company’s net income and cash flow from operations increased significantly from the comparable periods of 2009. The improved results were primarily due to increased silver sales combined with significantly higher realized metal prices, partially offset by higher exploration expenses and income taxes.

The table following sets out selected quarterly results for the past eleven quarters, which are stated in thousands of U.S. dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating earnings /(loss)(1)	Net income/(loss) for the period	Basic & Diluted earnings (loss) per share	Cash flow from (used in) operations
2010	Sept. 30	$161,262	$60,581	$28,815	$0.27	$64,735
	June 30	$147,250	$51,144	$18,256	$0.17	$45,091
	March 31	$132,375	$36,874	$19,113	$0.18	$48,916 (2)
2009	Dec. 31	$154,406	$57,334	$27,805	$0.31	$52,210
	Sept.30	$118,608	$34,708	$17,375	$0.20	$37,099
	June 30	$111,392	$23,490	$10,208	$0.12	$32,034
	March 31	$70,406	$10,474	$6,610	$0.08	$(5,375)
2008	Dec. 31	$46,278	$(9,884)	$(33,316)	$(0.41)	$(4,895)
	Sept.30	$79,493	$15,469	$6,404	$0.08	$24,262
	June 30	$104,079	$39,259	$21,357	$0.26	$52,654
	March 31	$108,750	$48,375	$30,157	$0.38	$20,964
(1)	Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.
(2)
During the quarter ended June 30, 2010 it was determined that certain items totalling $5,799 presented as cash flows used for operating activities for the quarter ended March 31, 2010 were cash flows used for investing activities, the appropriate classification of which has been reflected in the above noted table.

The following table reflects the metal prices that the Company realized during each respective period. As seen below, there was an increase in the realized metal prices of all metals produced in the 2010 periods compared to the respective periods of 2009.

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change
Realized Metal Prices
Silver – London Fixing per ounce	$18.61	$14.71	27%	$18.01	$13.79	31%
Gold – London Fixing per ounce	$1,215	$962	26%	$1,166	$936	24%
Zinc – LME Cash Settlement per tonne	$2,000	$1,697	18%	$2,099	$1,354	55%
Lead – LME Cash Settlement per tonne	$1,975	$1,973	0%	$2,031	$1,498	36%
Copper – LME Cash Settlement per tonne	$6,956	$5,963	17%	$7,043	$4,790	47%

Net Income for Q3 2010 was $28.8 million, compared to net income of $17.4 million for Q3 2009.  Basic earnings per share for Q3 2010 were $0.27 compared to $0.20 for the corresponding period in 2009.  Net income was positively impacted by increases in realized metal prices as reflected in the above table and by the quantities of silver, zinc and lead sold compared to Q3 2009, which increased by 7%, 54% and 41% respectively.  Quantities of gold and copper sold in Q3 2010 declined by 26% and 35% respectively.  Net income in Q3 2010 included costs for exploration expenses of $9.8 million, which were primarily incurred on drilling and prefeasibility work at the Navidad and La Preciosa projects (please refer to section 12 “Exploration and Project Development” for more details) and income tax provision of $17.6 million (discussed below in more detail).  Net income benefited from $1.6 million in foreign exchange gain, which resulted primarily from the revaluation of the long-term future income tax liability denominated in Argentine pesos and from cash balances held in Canadian dollars.

Sales for Q3 2010 were a record $161.3 million, a $42.7 million or 36% increase from sales in the comparable period in 2009.  This increase was driven by higher quantities of silver sold in combination with higher silver prices realized, combined with higher quantities of zinc and lead sold partially offset by lower quantities of gold and copper sold, as described above.

Sales for the nine-month period ended September 30, 2010 were $440.9 million which was 47% higher than the sales for the comparable period in 2009.  This was due to an increase in overall quantities of silver, gold and zinc sold (11%, 12% and 7% respectively) combined with an increase in the realized prices received.

Mine operating earnings increased to a record $60.6 million in Q3 2010, a significant increase of 75% from the $34.7 million generated in Q3 2009.  This increase resulted from an increase in sales outweighing the higher cost of sales.  Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

Mine operating earnings for the nine-month period ended September 30, 2010 totalled $148.6 million, an increase of 116% from the $68.7 million in the comparable period in 2009.  This increase was a result of higher sales outweighing higher cost of sales combined with an increase in depreciation and amortization charges.

Income tax provision for Q3 2010 was $17.6 million, a $10.1 million increase from the $7.5 million income tax provision recorded in Q3 2009.  This increase was attributable primarily to increased taxable earnings generated at our operations and an additional mining tax of 12.5% introduced in Bolivia in October 2009.

Income tax provision for the nine-month period ended September 30, 2010 was $47.8 million compared to only $12.5 million in the comparable period in 2009. This increase was primarily a consequence of (i) increased taxable earnings generated at our operations, (ii) an additional mining tax of 12.5% introduced in Bolivia in October 2009, and (iii) withholding taxes on interest paid from our foreign subsidiaries to Pan American Silver Corp. in Q2 2010.

Cash flow from operations, before non-cash working capital changes, generated $50.7 million in Q3 2010, a 17% increase from the $43.3 million generated a year ago.  The increase in cash flow from operations resulted from improved operating earnings due to higher quantities of silver, zinc and lead metal sold and higher realized prices.  Changes in non-cash working capital contributed $14.0 million compared with non-cash working capital requirements of $6.2 million in Q3 2009.  The net non-cash working capital contributions in Q3 2010 consisted primarily of an increase in accounts payable and accrued liabilities of $14.1 million, an increase in taxes payable of $4.8 million and a decrease in accounts receivable of $1.1 million, which were offset by a $6.2 million increase in inventories.  The increase in accounts payable and accrued liabilities was mainly due to the cash payments received for the Toromocho copper project (described in section 10 below) and due to the timing of royalty, taxes and other payables.  The increase in inventory levels is attributable to increases in materials and supplies inventory at Manantial Espejo due to a decision to have additional minimum stock of certain supplies.  In Q3 2009, the main movements in working capital accounts that required funding were a $2.7 million increase in accounts receivables and an increase in inventories of $7.4 million offset by an increase in accounts payable and accrued liabilities of $2.8 million and an increase in taxes payable of $1.9 million.

Cash flow from operations, before non-cash working capital changes, for the nine-month period ended September 30, 2010 was $135.7 million compared to $99.2 million for the same period last year.  This increase resulted primarily from higher metal prices received and from an overall increase in quantities of silver and gold sold.  Changes in non-cash working capital contributed $23.0 million in the nine-month period ended September 30, 2010 and consisted primarily of an increase in taxes payable of $17.8 million, an increase in accounts payable and accrued liabilities of $10.4 million and a decrease in accounts receivable of $4.5 million, which were offset by an increase in inventories and prepaid expenses of $7.9 million and $1.9 million respectively.

6.	2010 Operating Outlook

Consolidated silver production for the nine months ended September 30, 2010 was 18.6 million ounces and was slightly ahead of management’s forecast.  Cash costs in the first nine months of 2010 decreased to $5.41 per ounce, down from $5.57 per ounce recorded in the comparable period of 2009 and below management’s forecast of $5.90 for the full year.  This was mainly due to the favourable by-product metal prices.

Based on the Company’s production in the first nine months of 2010 and our outlook for the balance of the year, management continues to expect to meet or improve upon our forecasted 2010 silver production of 23.4 million ounces at cash costs of approximately $5.90 per ounce of silver, net of by-product credits.  These forecasts are based on the metal price assumptions set out in the Company’s MD&A for the year ended December 31, 2009.

Lower than expected throughput at the Huaron mine and lower than expected grades and recoveries of copper and lead at the Peruvian mines has resulted in Management lowering our forecast for by-product base metal production for 2010.  Based on the Company’s production for the first nine months of 2010 and Management’s outlook for the balance of the year, consolidated zinc, lead and copper production is expected to be 43,500 tonnes, 13,500 tonnes and 5,300 tonnes respectively.  In the Company’s Annual MD&A for the year ended December 31, 2009, filed with the Canadian and United States securities regulatory authorities, Management had forecasted production for zinc at 46,000 tonnes, lead at 15,800 tonnes, and copper at 7,300 tonnes.

Management maintains its 2010 forecast for capital expenditures, which was revised after the first quarter of 2010, from a Company total of $50.9 million to $69.7 million.  This upward change is reflective of expected project evaluation activities at Navidad.  Further details on the capital spending plans at Navidad are available in section 12 of this MD&A.  In addition, please refer to the Company’s MD&A for the year ended December 31, 2009 for details on capital spending requirements by mine site for the remaining operations.

7.	Liquidity and Capital Resources

At September 30, 2010, cash plus short-term investments were $288.4 million, a $50.7 million increase from June 30, 2010.  This increase arose mainly as a result of $64.7 million in cash generated from our operations offset by $18.5 million used in capital expenditures as described below.

Cash flow from operations, before non-cash working capital changes, generated $50.7 million in Q3 2010, a 17% increase from the $43.3 million generated a year ago, as described in section 5 above.

Investing activities in Q3 2010 used $37.9 million and consisted primarily of purchases of short-term investments of $20.9 million (as described in section 8 below), resource property expenditures of $11.0 million and investments in mineral property, plant and equipment of $7.5 million.  Resource property expenditures during the quarter consisted primarily of $7.4 million on project evaluation expenditures at Navidad, including metallurgical test work, in-fill drilling and preparation of an environmental impact assessment and $2.7 million at Morococha on mine development advances, mine and plant equipment replacements and improvements to camps.

Financing activities in Q3 2010 netted to $0.5 million mainly due to $2.9 million in cash proceeds from the exercising of stock options being partially offset by $2.7 million in dividend payments.

Working capital at September 30, 2010 was $360.5 million, an increase of $38.5 million from June 30, 2010.  The increase in working capital resulted primarily from a $50.7 million increase in cash and short term investments (as described above) offset by an increase in accounts payable and current liabilities of $11.0 million.

Shareholders’ equity at September 30, 2010 was $1,460.6 million, an increase of $32.5 million from $1,428.1 million at June 30, 2010, primarily as a result of the $28.8 million in net income generated during the quarter.  As at September 30, 2010, the Company had approximately 107.2 million common shares outstanding for a share capital of $1,255.2 million.

The Company’s financial position at September 30, 2010, the undrawn $70 million credit facility, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures and to discharge liabilities as they come due.  In addition, the Company is positioned to take advantage of strategic opportunities as they become available.

8.	Investments and Investment Income

At the end of Q3 2010, cash plus short-term investments were $288.4 million, a $50.7 million increase from June 30, 2010, as described in the “Liquidity and Capital Resources” section above.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with minimum credit ratings established by the Board of Directors, and by diversifying the currencies in which we maintain our cash balances.

Investment income for Q3 2010 totalled $0.3 million and consisted mainly of interest income and net gains from the sales of the securities within the Company’s short-term investment portfolio.

9.	Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts.  During the first quarter of 2010, the Company entered into zinc option contracts for 2,100 tonnes, which have the effect of ensuring a price between $2,000 and $2,572 per tonne on that quantity of zinc, settling monthly during 2010. For the same period, the Company also entered into lead option contracts for 750 tonnes, which have the effect of ensuring a price between $1,800 and $2,100 per tonne on that quantity of lead, settling monthly during 2010.  At September 30, 2010, 1,050 tonnes of zinc and 375 tonnes of lead remained of these contracts and the company recorded a mark-to-market valuation gain of $0.1 million in Q3 2010 in relation to these contracts, based on the forward price curves of zinc and lead at that date.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities.  None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, refining arrangements and commodity contracts.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

10.	Contractual Commitments & Contingencies

During Q2 2010, the Company’s wholly owned subsidiary Compañia Minera Argentum S.A. (“Argentum”), reached an agreement with Minera Chinalco Perú (“MCP” or “Chinalco”), a subsidiary of the Aluminum Corporation of China which clearly defines each party’s long term surface rights in the area of the Morococha mine. The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project.  While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.  The agreement reflects the commitment by both the Company and MCP to operate their respective projects in an environment of mutual respect and cooperation and also provides certainty to the land situation for the Company.

Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5-year period and transfer certain mineral concessions and access rights to MCP.  In exchange, Argentum will receive a package of surface rights, easements and other rights that are more than sufficient to relocate the facilities and to continue uninterrupted operations.  Lastly, Argentum will receive periodic cash payments from MCP totalling $40 million, which will offset a portion of the capital required for the relocation of the facilities.  As at September 30, 2010, the Company has received $7.8 million in cash payments from MCP.

The Company had the following contractual obligations at September 30, 2010.

	Payments due by period (in thousands of dollars)
	Total	Less than a year	1 - 3 years	4- 5 years	After 5 years
Capital Lease Obligations	$263	$203	$60	$-	$-
Current liabilities	$104,151	$104,151	$-	$-	$-
Contribution Plan (1)	$5,122	$2,561	$2,561	$-	$-
Total contractual obligations(2)	$109,536	$106,915	$2,621	$-	$-
(1)
In June 2008 the Company initiated a 4 year contractual contribution plan for key officers and management, further discussed in Note 11 to the financial statements. Contract commitments for the plan represent payments expected to be paid out.

(2)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation.

11.	General and Administration

General and administration costs, including stock based compensation, decreased in Q3 2010 to $3.4 million as compared to $4.4 million in Q3 2009.  The decrease in general and administration costs was mainly due to the timing of accruals related to the Company’s annual incentive plan.

General and administration costs were $11.2 million for the nine-month period ended September 30, 2010, compared to $9.2 million in the same period in 2009 and increased mainly due to increased staffing costs after the acquisition of Aquiline and a stronger CAD exchange rate against the USD.

12.	Exploration and Project Development

Exploration expenses in Q3 2010 were $9.8 million compared to $2.5 million incurred in Q3 2009.  These costs were incurred primarily on activities at the Navidad and La Preciosa projects including exploration work related to government relations, archaeology, hydrogeology and water exploration.

During Q3 2010 and the nine months ended September 30, 2010, the Company capitalized $7.4 million and $19.5 million, respectively, of evaluation costs at the Navidad Project in Argentina as compared to zero dollars capitalized in the comparative periods.  As activities at Navidad continued to ramp-up, management revised its 2010 forecast for capital expenditures during the first quarter of 2010.  The evaluation expenditures are expected in support of a preliminary economic assessment, metallurgical testing, infill drilling, mineral modeling and mine design, geotechnical and early engineering studies, and equipment purchase amongst others.  Other activities included the initiating of a province-wide public relations program in Chubut to support government efforts to amend the current laws to allow for the development of the Navidad project.  Navidad currently employs over 150 employees and contractors.

The Company expects to complete a PEA during Q4 2010 and intends to utilize the results of the PEA to determine its future course of action relative to La Preciosa.  In order to maintain its 55% interest in this joint venture, Pan American has agreed to conduct resource definition drilling, acquire necessary surface rights, obtain permits, prepare and deliver a feasibility study before April 2012 and ultimately be responsible for capital expenditures required for the construction of a mine at La Preciosa.

13.	Non-GAAP Measures

Reconciliation of Cash and Total Cost per ounce of Silver

The Company reports cash costs per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the respective periods below.

		Three months ended		Nine months ended
		September 30		September 30
		2010	2009	2010	2009
Cost of Sales		$77,597	$61,777	$226,936	$172,940
Add/(Subtract)
Smelting, refining, and transportation charges		15,874	17,838	49,592	45,103
By-product credits		(60,460)	(59,654)	(188,441)	(146,300)
Mining royalties		4,883	2,851	14,793	6,269
Worker’s participation & voluntary payments		(1,301)	(574)	(3,678)	(688)
Change in inventories		961	7,452	1,709	13,435
Other		(830)	499	(3,052)	1,046
Minority interest adjustment		(517)	(527)	(1,554)	(1,643)
Cash Operating Costs	A	36,207	29,661	96,305	90,164

Add/(Subtract)
Depreciation and amortization		23,084	22,123	65,352	58,794
Asset retirement and reclamation		776	798	2,197	2,245
Change in inventories		(260)	1,747	1,204	5,583
Other		(132)	(56)	(418)	(201)
Minority interest adjustment		(278)	(205)	(834)	(607)
Total Costs	B	59,397	54,069	163,806	155,977

Payable Silver Production (oz.)	C	5,959,576	6,038,812	17,814,364	16,184,464

Cash cost per ounce	(A*$1000)/C	$6.08	$4.91	$5.41	$5.57
Total costs per ounce	(B*$1000)/C	$9.97	$8.95	$9.20	$9.64

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com); Form 40F; Audited Consolidated Financial Statements; Management’s Discussion and Analysis for the year ended December 31, 2009; and Note 5 of the consolidated financial statements for Q3 2010.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

As at September 30, 2010, Doe Run Peru (“DRP”), owner and operator of the La Oroya smelter and one of the buyers of concentrates from the Company’s Peruvian operations, has not resumed operations and as such the Company maintained its doubtful accounts receivable provision for the full amount of the DRP receivable of $8.2 million.  The Company continues to pursue all legal and commercial avenues to collect the amount outstanding.  The Company had no other material past due trade receivables.  Please refer to the credit risk section of Note 5 of the consolidated financial statements for further details. Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

15.	Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements.  These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available.

There has been no change to the Company’s critical accounting policies and estimates since the end of 2009. Readers are encouraged to read the critical accounting policies and estimates as described in the Company’s Audited Consolidated Financial Statements (Note 2) and in the Management’s Discussion and Analysis for the year ended December 31, 2009.

16.	Future Adoption of International Financial Reporting Standards

The CICA has announced that Canadian GAAP for publicly accountable enterprise companies will be replaced with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective for fiscal years beginning on or after January 1, 2011. The Company will begin reporting its consolidated financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ending December 31, 2010, and of the opening balance sheet as at January 1, 2010.

The Company is continuing to assess the financial reporting impact of the adoption of IFRS, including the quantitative impact on the future financial position and results of operations. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS.

The Company continues to advance through its IFRS transition project plan.  The advancement made includes identifying and assessing key accounting policy decisions, development of financial statements including note disclosures, implementing business requirements, addressing internal controls and SOX requirements, implementing system needs and further progress in preparing the Company’s opening balance sheet under IFRS in preparation to present these for review to the Audit Committee of the Board of Directors.

We have identified the following impact to our shareholder’s equity based on the analysis and accounting policy choices to date.  The below should not be noted as a complete list of changes expected to result from our transition to IFRS.  The below items are only intended to highlight those areas that we believe to be significant as our assessments of the impacts of certain standards and our policy decisions are still in process.  Consequently, we cannot presently finalize and accurately quantify all of the impacts that will result from our transition to IFRS.

We expect an estimated net reduction in our shareholder’s equity as at January 1, 2010 as detailed below:

(i)	Equity reduction under IAS 12 Income Taxes.

(ii)	Equity reduction under IAS 39 Financial Instruments: Recognition and Measurement

(iii)	Equity increase under IAS 37 Provisions, Contingent Liabilities and Contingent Assets

(iv)	Equity increase under IAS 36 Impairment of Assets.

Notes to the above items:

(i)
An adjustment to recognize additional deferred taxes under IAS 12 Income Taxes.  IAS 12 requires recognition of deferred taxes for temporary differences that arise on translation of non-monetary assets denominated in currencies other than US dollars.  These non-monetary items are re-measured from the local currency to the functional currency using historical rates and differences result from changes in exchange rates and indexing for income tax purposes.  Under Canadian GAAP, this was not permitted.  The Company has mining properties in Argentina, Peru, Mexico and Bolivia with costs denominated in local currencies.  Therefore, movement between the US dollar and these local currencies will give rise to changes in deferred tax.  In addition, IAS 12 specifies the conditions under which an entity can offset current tax assets and current tax liabilities.

(ii)
An adjustment to change accounting of warrants as equity instruments under Canadian GAAP to a derivative financial liability under IAS 39 Financial Instruments:  Recognition and Measurement.  During December 2009, Pan American completed the acquisition of a 93% interest in Aquiline Resources Inc. (“Aquiline”), a Canadian publicly traded company that controls the Navidad Project in Chubut, Argentina, a silver development project, as well as several other early stage development projects in Argentina and Peru. The acquisition was made on the basis of issuing 0.2495 of a Pan American common share, plus 0.1 of a Five Year Pan American Warrant (“Consideration Warrant”) for each Aquiline Share tendered. Each whole Consideration Warrant will entitle the holder to acquire one Pan American common share at a price of $35.00 per Pan American common share for a period of five years after the date on which Pan American first paid for Aquiline Shares tendered, December 7, 2009. The 93% interest acquired includes approximately 2% of issued and outstanding Aquiline shares that the Company held prior to the share offer being made.  Under Canadian GAAP, the warrants were accounted for at carrying value as equity.  Under IFRS, as the exercise price of the warrants is fixed in Canadian dollars and the functional currency of the Company is in US dollars, the conversion option is considered a derivative as the Company will receive a variable amount of cash upon the warrants being exercised.  As a result, the warrants meet the definition of a derivative liability under IAS 39 Financial Instruments:  Recognition and Measurement and is classified and accounted for as a financial liability which will be stated at fair value at each date of the statement of financial position with changes in fair value included in net earnings.

(iii)
An adjustment to record the present value of the Company’s ARO liability under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.  This IFRS applies to all provisions, including those for site closures.  Under IFRS,  the closure provision is measured based on the best estimate of expenditure required to settle the obligation at the balance sheet date using current discount rate and inflation assumptions; thus simplifying the calculation by removing the ‘layering’ concept used for Canadian GAAP.   In addition, IFRS requires that the liability be re-measured at each reporting date versus the passive requirement in Canadian GAAP to re-measure in the event of changes in the amount or timing of cash flows required to settle the obligation.

(iv)
An adjustment to record a reversal of impairment for two of its mine sites.  Under IAS 36 Impairment of Assets, both the testing for impairment of assets and the determination of impairment losses differ from Canadian GAAP.  IFRS removes the undiscounted cash flow test under Canadian GAAP for impairment testing, and instead uses a one-step process based on discounted cash flows.  In addition, impairment losses are required to be assessed for reversal or reduction under IFRS, if certain criteria are met.

IT Systems
The adoption of IFRS is not expected to have a significant impact on the Company’s information systems.  The Company has implemented some minor modifications to ensure an efficient conversion to IFRS and has completed these changes.  The Company is now running its financial statements in parallel for Canadian GAAP and IFRS.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures
The Company continues to assess the changes necessitated to maintain the integrity of internal control over financial reporting and disclosure controls and procedures.  The extent of the impact on these controls has been determined to be immaterial.  We will continue to monitor and assess these controls on an on-going basis.

Financial Reporting Expertise
The Company has identified resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business and continues to provide on-going training to targeted key finance and operational staff.

All analyses and conclusions are based on the IFRSs effective at December 31, 2009.  As the IASB currently has various projects on its work plan that might affect the Company’s decisions at transition date.  The on-going projects could result in new or revised IFRSs in relation to consolidation, joint ventures, liabilities, financial instruments, hedge accounting, employee benefits, leases, income taxes and discontinued operations.  In addition, the IASB is currently working on an extractive activities project, which could result in significant changes in the areas of capitalization of exploration costs and disclosures. In addition, the topic of accounting for production stripping costs has been added to the IFRS Interpretations Committee (“IFRIC”) agenda for review and has since issued Staff Papers on “Accounting for Stripping Costs in the Production Phase – Attribution of the Stripping Cost Asset” and “Accounting for Stripping Costs in the Production Phase – Costs of Waste Removal and the Associated Benefit.”  The Company continues to monitor these ongoing changes and adjust its transition plans accordingly.

The Company’s transition status is currently on track with its implementation schedule.

17.	Subsequent Events

On November 8, 2010, the Company announced that its Board of Directors has changed its dividend distributions to holders of its common shares from a semi-annual to a quarterly basis.  In conjunction with this approval, the Board declared a dividend of $0.025 per common share to be paid to holders of record of its common shares as of the close of business day on Friday, November 19, 2010.  This dividend will be paid to shareholders on or about Wednesday, December 1, 2010 and is designated to be an eligible dividend for the purposes of the Income Tax Act (Canada). Specific dates and amounts of future dividends will be determined by the Board on an ongoing basis.

18.	Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financialstatements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2010 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

TECHNICAL INFORMATION

Michael Steinmann, P.GEO., Executive VP Geology & Exploration, and Martin Wafforn, P.ENG., VP Technical Services, each of whom are qualified persons, as the term is defined in National Instrument 43-101 “NI 43-101”, have reviewed and approved the contents of this Management Discussion & Analysis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MANAGEMENT DISCUSSION AND ANALYSIS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MANAGEMENT DISCUSSION AND ANALYSIS, THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ANTICIPATED COSTS, TIMING AND SUCCESSFUL COMPLETION OF THE FUTURE RELOCATION OF THE CORE MOROCOCHA FACILITIES AND THE EFFECTS OF SUCH RELOCATION ON THE COMPANY; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE ESTIMATED COST OF SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MANAGEMENT DISCUSSION AND ANALYSIS AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVEINS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS
ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

625 Howe Street, Suite 1500
Vancouver, BC
Canada V6C 2T6

Tel: 604 684-1175
Fax: 604 684-0147

www.panamericansilver.com